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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

The Babcock & Wilcox Company

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

05615F102

(CUSIP Number)

John Grizzetti
110 East 59th Street, 30th Floor
New York, New York 10022
212-771-1206

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05615F102	13D	Page 2 of 12 Pages

1
NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Mason Capital Management LLC, in its capacity as investment manager for certain investment funds and managed accounts.  I.R.S. I.D. No. 13-4121993.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,446,105
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
10,446,105
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,446,105
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%[1]
14		TYPE OF REPORTING PERSON (See Instructions)
OO
(1)           The percentage is based on 116,225,732 shares of Common Stock outstanding as of July 31, 2010, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010.
*           The Reporting Person may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule 13D by virtue of the authority granted to it to vote and dispose of such shares.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D, except to the extent of any pecuniary interest therein.

CUSIP No. 05615F102	13D	Page 3 of 12 Pages

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mason Capital Master Fund, L.P. I.R.S I.D. No. 98-0638622.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
7,682,189
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
7,682,189
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,682,189
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6%[1]
14		TYPE OF REPORTING PERSON (See Instructions)
PN
(1)           The percentage is based on 116,225,732 shares of Common Stock outstanding as of July 31, 2010, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP No. 05615F102	13D	Page 4 of 12 Pages

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mason Management LLC. I.R.S I.D. No. 13-4131155.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
7,682,189
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
7,682,189
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,682,189
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6%[1]
14		TYPE OF REPORTING PERSON (See Instructions)
OO
(1)           The percentage is based on 116,225,732 shares of Common Stock outstanding as of July 31, 2010, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010.
*           The Reporting Person may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule 13D by virtue of being the general partner of Mason Capital Master Fund, L.P.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D, except to the extent of any pecuniary interest therein.

CUSIP No. 05615F102	13D	Page 5 of 12 Pages

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Kenneth M. Garschina
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
10,446,105
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
10,446,105
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,446,105
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%[1]
14		TYPE OF REPORTING PERSON (See Instructions)
IN
(1)           The percentage is based on 116,225,732 shares of Common Stock outstanding as of July 31, 2010, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010.
*           The Reporting Person may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule 13D by virtue of being a managing principal of Mason Capital Management LLC to which the authority to vote and dispose of such shares was granted.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D, except to the extent of any pecuniary interest therein.

CUSIP No. 05615F102	13D	Page 6 of 12 Pages

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Michael E. Martino
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
10,446,105
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
10,446,105
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,446,105
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%[1]
14		TYPE OF REPORTING PERSON (See Instructions)
IN
(1)           The percentage is based on 116,225,732 shares of Common Stock outstanding as of July 31, 2010, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010.
*           The Reporting Person may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule 13D by virtue of being a managing principal of Mason Capital Management LLC to which the authority to vote and dispose of such shares was granted.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D, except to the extent of any pecuniary interest therein.

CUSIP No. 05615F102	13D	Page 7 of 12 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $.01 per share (“Common Stock”), of The Babcock & Wilcox Company, a Delaware Corporation with its principal executive offices located at The Harris Building, 13024 Ballantyne Corporate Place, Suite 700, Charlotte, North Carolina 28277.

Item 2.	Identity and Background.

(a)           This Schedule 13D is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the “Reporting Persons”) pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:  (i) Mason Capital Management LLC, a Delaware limited liability company (“Mason Capital Management”); (ii) Mason Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (“Mason Capital Master Fund”); (iii) Mason Management LLC, a Delaware limited liability company (“Mason Management”); (iv) Kenneth M. Garschina; and (v) Michael E. Martino.

The Reporting Persons are filing this Schedule 13D with respect to 10,446,105 shares of Common Stock (the “Shares of Common Stock”) directly owned by Mason Capital L.P., a Delaware limited partnership (“Mason Capital LP”), Mason Capital Master Fund and certain other funds and accounts (the “Managed Accounts”).  Mason Management is the general partner of Mason Capital Master Fund, and therefore may be deemed to have beneficial ownership over the shares of Common Stock beneficially owned by Mason Capital Master Fund.  Mason Capital Management is the investment manager of each of Mason Capital LP, Mason Capital Master Fund and the Managed Accounts and may be deemed to have beneficial ownership over the Shares of Common Stock reported in this Schedule 13D by virtue of the authority granted to Mason Capital Management by Mason Capital LP, Mason Capital Master Fund and the Managed Accounts to vote and dispose of such shares.  Mr. Garschina and Mr. Martino serve as the managing principals of Mason Management and Mason Capital Management and therefore may be deemed to have beneficial ownership over the Shares of Common Stock reported in this Schedule 13D.

(b)           The business address of each of the Reporting Persons is:

  Mason Capital Management LLC
  110 East 59th Street, 30th Floor
  New York, New York 10022

(c)           The principal business of Mason Capital Management is to act as the investment manager of each of Mason Capital LP, Mason Capital Master Fund and the Managed Accounts.  The principal business of Mason Management is investment.  The principal business of Mason Capital Master Fund is to purchase, sell or hold, for investment or speculation, securities for its own account.  The principal occupation of Mr. Garschina and Mr. Martino is to serve as the managing principals of Mason Capital Management and Mason Management.

(d)           None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Garschina and Mr. Martino are both citizens of the United States.

CUSIP No. 05615F102	13D	Page 8 of 12 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

All of the funds used in making the purchases of the Shares of Common Stock came from the working capital of Mason Capital LP, Mason Capital Master Fund and the Managed Accounts.  The aggregate purchase price of the Shares of Common Stock was approximately $240,276,115.

Item 4.	Purpose of Transaction.

The Shares of Common Stock were acquired for investment purposes and some of the Reporting Persons have previously reported their beneficial ownership of the Shares of Common Stock on Schedule 13G.  Such Reporting Persons are filing this Schedule 13D pursuant to Section 240.13d-1(e) of the Securities Exchange Act of 1934, as amended.

The Reporting Persons intend to review their investment in the Issuer on a regular basis.  The Reporting Persons reserve the right to, without limitation, purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock, in open market or private transactions, block sales or purchases or otherwise, and at such times as they deem advisable to benefit from, among other things, changes in market prices of such Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from the sale or merger of the Issuer.  In order to evaluate their investment, the Reporting Persons may routinely monitor the Issuer’s share price, business, assets, operations, financial condition, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.  Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, other investors and any applicable governmental agencies.  Such factors and discussions may materially affect the Reporting Persons’ investment purpose and may result in the Reporting Persons’ modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Further, the Reporting Persons reserve the right to revise their plans or intentions and/or to formulate other plans and/or make other proposals, and take any and all actions with respect to their investment in the Issuer as they may deem appropriate, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of some or all of the Common Stock beneficially owned by them, in open market or private transactions, block sales or purchases or otherwise, in each case, to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions and subsequent developments affecting the Issuer.  The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

The number of shares beneficially owned and the percentage of outstanding shares represented thereby for each of the Reporting Persons have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.  The percentages of ownership are based on 116,225,732 shares of Common Stock outstanding as of July 31, 2010, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010:

(a)           Each of Mason Management and Mason Capital Master Fund is the beneficial owner of 7,682,189 shares of Common Stock as of the date hereof, representing approximately 6.6% of the outstanding shares of Common Stock.  Each of the other Reporting Persons is the beneficial owner of 10,446,105 shares of Common Stock as of the date hereof, representing approximately 9.0% of the outstanding shares of Common Stock.

CUSIP No. 05615F102	13D	Page 9 of 12 Pages

(b)           Mason Capital Management has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 10,446,105 shares of Common Stock.  Mason Management and Mason Capital Master Fund share the power to vote or to direct the vote and share the power to dispose or direct the disposition of 7,682,189 shares of Common Stock.  Mr. Garschina and Mr. Martino share the power to vote and dispose of 10,446,105 shares of Common Stock.

(c)           Information with respect to all transactions in shares of Common Stock which were effected during the past sixty days by each of the Reporting Persons is set forth on Exhibit B annexed hereto and incorporated herein by reference.

(d)           The right to receive dividends from, or the proceeds from the sale of, all Shares of Common Stock reported in this Schedule 13D as beneficially owned by the Reporting Persons is held by Mason Capital LP, Mason Capital Master Fund or the Managed Accounts, as the case may be, all of which are the advisory clients of Mason Capital Management.  To the knowledge of the Reporting Persons, neither Mason Capital LP nor the Managed Accounts holds such right with respect to more than five percent of the outstanding shares of Common Stock.

(e)           Not applicable.

Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons, except for Mason Capital Master Fund, disclaims beneficial ownership of all Shares of Common Stock reported in this Schedule 13D, except to the extent of any pecuniary interests therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issues

None.

Item 7.	Material to be Filed as Exhibits

Exhibit A                      Schedule 13D Joint Filing Agreement, dated as of October 18, 2010.

Exhibit B                      Information with Respect to Transactions Effected During the Past Sixty Days

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 18, 2010

MASON CAPITAL MANAGEMENT LLC

By:	/s/ John Grizzetti
Name:	John Grizzetti
Title:	Chief Financial Officer

MASON CAPITAL MASTER FUND, L.P.

By:	MASON MANAGEMENT LLC, its general partner

By:	/s/ John Grizzetti
Name:	John Grizzetti
Title:	Chief Financial Officer

MASON MANAGEMENT LLC

By:	/s/ John Grizzetti
Name:	John Grizzetti
Title:	Chief Financial Officer

/s/ Kenneth M. Garschina
Kenneth M. Garschina

/s/ Michael E. Martino
Michael E. Martino

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13D and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 18th day of October, 2010.

MASON CAPITAL MANAGEMENT LLC

By:	/s/ John Grizzetti
Name:	John Grizzetti
Title:	Chief Financial Officer

MASON CAPITAL MASTER FUND, L.P.

By:	MASON MANAGEMENT LLC, its general partner

By:	/s/ John Grizzetti
Name:	John Grizzetti
Title:	Chief Financial Officer

MASON MANAGEMENT LLC

By:	/s/ John Grizzetti
Name:	John Grizzetti
Title:	Chief Financial Officer

/s/ Kenneth M. Garschina
Kenneth M. Garschina

/s/ Michael E. Martino
Michael E. Martino

EXHIBIT B

INFORMATION WITH RESPECT TO TRANSACTIONS
EFFECTED DURING THE PAST SIXTY DAYS

Date	Shares Purchased	Average Price
August 23, 2010	59,893	$23.43
August 23, 2010	37,379	$23.45
August 23, 2010	50,000	$23.40
August 23, 2010	25,000	$23.44
August 23, 2010	9,400	$23.46
August 24, 2010	100,000	$23.44
August 24, 2010	800	$23.37
August 24, 2010	72,866	$23.66
August 24, 2010	125,000	$23.71
August 24, 2010	141,407	$23.66
August 24, 2010	200,000	$23.53
August 24, 2010	267,500	$23.70
August 25, 2010	300,000	$22.92
August 31, 2010	173,300	$22.52
August 31, 2010	26,700	$22.63
September 1, 2010	38,570	$22.67
September 1, 2010	6,500	$22.66
September 1, 2010	51,930	$22.67
September 21, 2010	50,000	$22.12
September 22, 2010	10,810	$21.60
September 22, 2010	3,676	$21.65
September 28, 2010	100,000	$21.47
September 28, 2010	50,000	$21.50
September 28, 2010	50,000	$21.45
September 29, 2010	10,148	$21.60
September 29, 2010	18,404	$21.62
September 30, 2010	87,627	$21.49
September 30, 2010	13,652	$21.40
October 4, 2010	100,000	$21.50
October 6, 2010	164,200	$21.03
October 7, 2010	175	$22.00
October 7, 2010	4,900	$22.00
October 12, 2010	88,200	$22.47
October 12, 2010	11,800	$22.55
October 13, 2010	16,004	$22.37
October 13, 2010	826	$22.25
October 15, 2010	60,000	$21.80

All of the above transactions were effected on the New York Stock Exchange.